UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

OBSIDIAN ENERGY LTD.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

674482104
(CUSIP Number)

Kernwood Limited
Suite 605
79 Wellington Street West
Toronto, ON M5K 1K7
(416) 423-3251

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674482104                                     13D                                                       Page 1 of 16

1	NAMES OF REPORTING PERSONS Edward J. Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		*
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	10,025,500
	8	SHARED VOTING POWER	17,607,075
	9	SOLE DISPOSITIVE POWER	10,025,500
	10	SHARED DISPOSITIVE POWER	17,607,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,632,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104                                     13D                                                       Page 2 of 16

1	NAMES OF REPORTING PERSONS Kernwood Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		*
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	13,025,400
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	13,025,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,025,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 674482104                                     13D                                                       Page 3 of 16

1	NAMES OF REPORTING PERSONS Principia Research Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		*
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	71,500
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	71,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 674482104                                     13D                                                       Page 4 of 16

1	NAMES OF REPORTING PERSONS Edward H. Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		*
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	282,975
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	282,975
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,975
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104                                     13D                                                       Page 5 of 16

1	NAMES OF REPORTING PERSONS Alice Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		*
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	2,750,500
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	2,750,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104                                     13D                                                       Page 6 of 16

1	NAMES OF REPORTING PERSONS Elizabeth Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		*
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,548,200
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,548,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104                                     13D                                                       Page 7 of 16

1	NAMES OF REPORTING PERSONS Jennifer Kernaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		*
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	32,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	32,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 674482104                                     13D                                                       Page 8 of 16

Item 1.  Security and Issuer.

This Schedule 13D relates to common shares, no par value (the “Common Shares”), of Obsidian Energy Ltd., a corporation organized and existing under the laws of Alberta, Canada (the “Issuer”).  The address of the principal executive offices of the Issuer is 207 9th Avenue SW, Suite 200, Calgary Alberta, Canada, T2P 1K3.

Item 2.  Identity and Background.

This Schedule 13D is filed by Kernwood Limited, an Ontario corporation (“Kernwood”), Principia Research Inc., an Ontario corporation (“Principia”), Edward J. Kernaghan, Edward H. Kernaghan, Alice Kernaghan, Elizabeth Kernaghan and Jennifer Kernaghan, each of whom are Canadian citizens residing in the Province of Ontario. Edward J. Kernaghan, Edward H. Kernaghan and Elizabeth Kernaghan are shareholders of Kernwood. Edward J. Kernaghan is deemed to control Kernwood. Edward J. Kernaghan and Edward H. Kernaghan are shareholders of Principia. Edward J. Kernaghan and Edward H. Kernaghan are deemed to share control of Principia. Each of the foregoing is referred to collectively as the “Reporting Persons.”

The address of the principal business and principal office of each of the Reporting Persons is Suite 605, 79 Wellington Street West, Toronto, Ontario, Canada, M5K 1K7.

The principal business of Kernwood and Principia is to invest in securities of private and public companies. Edward J. Kernaghan’s principal occupation is Investment Advisor for Kernaghan & Partners Ltd. Edward H. Kernaghan’s principal occupation is Executive Vice President of Kernaghan & Partners Ltd. Elizabeth Kernaghan’s principal occupation is Genetic Counselor.

Information required by Item 2 and General Instruction C to Schedule 13D concerning the executive officers and directors of the Reporting Persons (including name, position or affiliation with the Reporting Person, principal business address, principal occupation and citizenship (collectively, the “Listed Persons”)) is provided on Schedule I hereto and is incorporated by reference herein.  Except as disclosed herein, to the Reporting Persons’ knowledge, none of the Reporting Persons or Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The purchase of Common Shares of the Issuer by the Reporting Persons was financed by cash on hand of each of the applicable Reporting Persons.

Item 4.  Purpose of Transaction.

The shares reported in this Statement were acquired by the Reporting Persons from time to time in open market transactions with a view towards investment.  The Reporting Persons review their investments in the Issuer on a continuing basis.  As part of this review, the Reporting Persons evaluate various alternatives that are or may become available with respect to the Issuer and its securities.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various

CUSIP No. 674482104                                     13D                                                       Page 9 of 16

plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in subparagraphs (a)-(j) of this Item 4 of Schedule 13D. The Reporting Persons may seek to have one of their members appointed to the board of directors of the Issuer. Except as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in the consequences listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentage of the Reporting Persons is calculated based upon 504,328,913 Common Shares of the Issuer reported to be outstanding as of October 4, 2017 as reported by the Toronto Stock Exchange. The information disclosed in response to Item 2 in this Statement is incorporated by reference herein.

1.	Edward J. Kernaghan
a.	Amount beneficially owned: 27,632,575 Common Shares
b.	Percent of class: 5.48%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 10,025,500
ii.	Shared power to vote or to direct the vote: 17,607,075
iii.	Sole power to dispose or to direct the disposition of: 10,025,500
iv.	Shared power to dispose or to direct the disposition of: 17,607,075

Includes (i) 10,025,500 Common Shares held directly by Edward J. Kernaghan, (ii) 13,025,400 Common Shares held directly by Kernwood, which Edward J. Kernaghan directly controls as the controlling shareholder, (iii) 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan is a shareholder, (iv) 282,975 Common Shares held directly by Edward H. Kernaghan, which Edward J. Kernaghan indirectly shares control of, (v) 2,750,500 Common Shares held directly by Alice Kernaghan, which Edward J. Kernaghan indirectly shares control of, (vi) 1,548,200 Common Shares held directly by Elizabeth Kernaghan, which Edward J. Kernaghan indirectly shares control of, and (vii) 32,000 Common Shares held directly by Jennifer Kernaghan, which Edward J. Kernaghan indirectly shares control of.

2.	Kernwood
a.	Amount beneficially owned: 13,025,400 Common Shares
b.	Percent of class: 2.58%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 13,025,400
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 13,025,400

Includes 13,025,400 Common Shares held directly by Kernwood, which Edward J. Kernaghan is deemed to control.

3.	Principia
a.	Amount beneficially owned: 71,500 Common Shares
b.	Percent of class: 0.01%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 71,500
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 71,500

Includes 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan and Edward H. Kernaghan are deemed to share control.

CUSIP No. 674482104                                    13D                                                       Page 10 of 16

4.	Edward H. Kernaghan
a.	Amount beneficially owned: 282,975 Common Shares
b.	Percent of class: 0.06%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 282,975
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 282,975

Includes (i) 179,475 Common Shares held directly by Edward H. Kernaghan, (ii) 71,500 Common Shares held directly by Principia, of which Edward J. Kernaghan is a shareholder and (iii) 32,000 Common Shares held directly by Jennifer Kernaghan, of which Edward H. Kernaghan indirectly shares control.

5.	Alice Kernaghan
a.	Amount beneficially owned: 2,750,500 Common Shares
b.	Percent of class: 0.55%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 2,750,500
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 2,750,500

Includes 2,750,500 Common Shares held directly by Alice Kernaghan, of which Edward J. Kernaghan indirectly shares control.

6.	Elizabeth Kernaghan
a.	Amount beneficially owned: 1,548,200 Common Shares
b.	Percent of class: 0.31%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,548,200
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,548,200

Includes 1,548,200 Common Shares held directly by Elizabeth Kernaghan, of which Edward J. Kernaghan indirectly shares control.

7.	Jennifer Kernaghan
a.	Amount beneficially owned: 32,000 Common Shares
b.	Percent of class: 0.01%
c.	Number of shares as to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 32,000
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 32,000

Includes 32,000 Common Shares held directly by Jennifer Kernaghan, of which Edward J. Kernaghan and Edward H. Kernaghan indirectly share control.

Kernwood has made the following open-market purchases of Common Shares of the Issuer during the past 60 days on the Toronto Stock Exchange:

CUSIP No. 674482104                                     13D                                                       Page 11 of 16

Date	Purchaser	Number of Shares	Price Per Share
September 22, 2017	Kernwood	200,000	CDN $1.290
September 25, 2017	Kernwood	78,500	CDN $1.356
September 26, 2017	Kernwood	100,000	CDN $1.360
September 29, 2017	Kernwood	86,800	CDN $1.323
October 3, 2017	Kernwood	165,600	CDN $1.347
October 4, 2017	Kernwood	623,800	CDN $1.317
October 5, 2017	Kernwood	75,500	CDN $1.358
October 6, 2017	Kernwood	200,000	CDN $1.320
October 10, 2017	Kernwood	300,000	CDN $1.345
October 11, 2017	Kernwood	300,000	CDN $1.322
October 12, 2017	Kernwood	343,000	CDN $1.296
October 13, 2017	Kernwood	330,700	CDN $1.322

Other than the foregoing transactions, none of the Reporting Persons has effected any transaction in Common Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

CUSIP No. 674482104                                     13D                                                       Page 12 of 16

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

7(a)
Joint Filing Agreement, dated October 13, 2017, by and between Edward J. Kernaghan, Kernwood Limited, Principia Research Inc., Edward H. Kernaghan, Alice Kernaghan, Elizabeth Kernaghan and Jennifer Kernaghan.

CUSIP No. 674482104                                     13D                                                       Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 13, 2017

EDWARD J. KERNAGHAN

/s/ Edward J. Kernaghan

EDWARD H. KERNAGHAN

/s/ Edward H. Kernaghan

ALICE KERNAGHAN

/s/ Alice Kernaghan

ELIZABETH KERNAGHAN

/s/Elizabeth Kernaghan

JENNIFER KERNAGHAN

/s/ Jennifer Kernaghan

KERNWOOD LIMITED

By: /s/ Edward H. Kernaghan
Name: EDWARD H. KERNAGHAN
Title: President

PRINCIPIA RESEARCH INC.

By: /s/ Edward H. Kernaghan
Name: EDWARD H. KERNAGHAN
Title: President

CUSIP No. 674482104                                     13D                                                       Page 14 of 16

SCHEDULE I

Information regarding each director and executive officer of the Reporting Persons is set forth below

REPORTING PERSON: KERNWOOD LIMITED

Name	Affiliation with Reporting Person	Principal Occupation or Employment	Citizenship
Edward J. Kernaghan	Director & Chairman	Chairman of Kernwood Limited, Director of Kernwood Limited and Principia Research Inc.	Canadian
Edward H. Kernaghan	Director & President	Director and President of Kernwood Limited and Principia Research Inc.	Canadian
Elizabeth Kernaghan	Director	Director of Kernwood Limited	Canadian

The business address of each of the above persons is Suite 605, 79 Wellington Street West, Toronto, Ontario, Canada, M5K 1K7.

CUSIP No. 674482104                                     13D                                                       Page 15 of 16

REPORTING PERSON: PRINCIPIA RESEARCH INC.

Name	Affiliation with Reporting Person	Principal Occupation or Employment	Citizenship
Edward J. Kernaghan	Director	Chairman of Kernwood Limited, Director of Kernwood Limited and Principia Research Inc.	Canadian
Edward H. Kernaghan	Director & President	Director and President of Kernwood Limited and Principia Research Inc.	Canadian

The business address of each of the above persons is Suite 605, 79 Wellington Street West, Toronto, Ontario, Canada, M5K 1K7.